Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description summarizes certain terms of the capital stock of GameStop Corp. This description does not purport to be complete and is qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (our “charter”) and our Fifth Amended and Restated By-laws (our “bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our charter, bylaws and the applicable provisions of Delaware law for additional information. Unless the context requires otherwise, all references to “we”, “us,” “our” and “GameStop” in this Exhibit refer solely to GameStop Corp. and not to our subsidiaries.

Common Stock

Our charter authorizes us to issue up to 300,000,000 shares of Class A common stock, par value $.001 per share (our “common stock”), and up to 5,000,000 shares of preferred stock, par value $.001 per share (our “preferred stock”).

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors from time to time out of assets or funds legally available for payment, subject to the rights of the holders of our preferred stock, if any.

Each share of our common stock entitles the holder of record to one vote at all meetings of stockholders, and the votes are noncumulative. For business to be properly brought by a stockholder before the annual meeting of stockholders, the stockholder must give timely notice thereof in writing to the Secretary of the Company and such business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice of intention to make a nomination or to propose other business at the annual meeting must either (i) be sent to the Company in compliance with the requirements of SEC Rule 14a-8, if the proposal is submitted under such rule, or (ii) if not, be mailed and received by, or delivered to, the Secretary at the principal executive offices of the Company not earlier than the 120th day and not later than the 90th day prior to the anniversary of the date the immediately preceding annual meeting of stockholders or, if the date of the annual meeting of stockholders is more than 25 days earlier or later than such anniversary date, then not later than the close of business on the 10th day after public disclosure of the meeting date.

Our bylaws may be amended or repealed, and new bylaws may be adopted, either by our board of directors or by the affirmative vote of at least 80% of the voting power of all then outstanding shares of capital stock.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of GameStop, holders of our common stock will be entitled to share ratably in any of the assets available for distribution after we have paid in full all of our debts and after holders of our outstanding shares of preferred stock, if any, have been paid in full their liquidation preferences.

Our outstanding shares of common stock are fully paid and nonassessable. Holders of our common stock have no preemptive or preferential rights. Shares of our common stock are not convertible into shares of any other class of capital stock.

Preferred Stock

Our charter authorizes us to issue up to 5,000,000 shares of preferred stock, in one or more series, and to determine the voting powers, preferences and relative, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. Subject to the determination of our board of directors in any certificate or designation for a series of preferred stock, our preferred stock would generally have preference over common stock with respect to the payment of dividends and the distribution of assets in the event we were to liquidate, dissolve or wind up our affairs.

Anti-Takeover Provisions

Charter

Our charter and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. Our charter contains a provision expressly stating that we are not subject to Section 203 of the Delaware General Corporation Law, which would otherwise restrict certain transactions with an interested stockholder.

Stockholder Action; Special Meeting Of Stockholders

Our charter and bylaws further provide that special meetings of our stockholders may be called only by the Chairman of the Board of directors, the Chief Executive Officer or a majority of the board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.